Sub-Items 77I & 77Q1(d). Terms of New or Amended Securities

The Dreyfus/Laurel Funds Trust (the "Company")

Dreyfus Emerging Markets Debt Local Currency Fund and Dreyfus Equity Income Fund (each a "Fund")

     Effective February 1, 2016, the Board of Trustees of the Company, on behalf of each Fund, approved the following proposals:

  A proposal to limit the availability of certain Fund share classes and sales load waivers or reductions pursuant to “grandfathering” provisions described in the Fund’s Prospectus and/or Statement of Additional Information to shareholders who purchase Fund shares through the Fund's distributor;

  A proposal to modify or eliminate certain front-end sales load waivers with respect to purchases of Class A shares of the Fund and modify or eliminate certain contingent deferred sales charge waivers with respect to redemptions of Class A and Class C shares of the Fund; and

  A proposal to modify the Fund's exchange and related shareholder privileges.

     These changes, with respect to the Funds, were reflected in a Supplement to each Fund's Prospectus, filed with the Securities and Exchange Commission (the "SEC") on November 13, 2015 pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

     Effective March 1, 2016 the Board of Trustees of the Company, on behalf of each Fund, approved a proposal to modify the eligibility requirements of the Fund’s Class Y shares.

     These changes, with respect to the Funds, were reflected in a Supplement to each Fund's Prospectus, filed with the SEC on March 1, 2016 pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

     Each Fund’s revised Rule 18f-3 Plan was filed with the SEC on March 1, 2016 as an exhibit to Post-Effective Amendment 196 to the Company’s Registration Statement and is incorporated by reference hereto.